SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 5)*
Visteon Corporation

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)
92839U107

(CUSIP Number)
Shulamit Leviant, Esq.
c/o Davidson Kempner Partners
New York, New York, 10022
(212) 446-4053

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
Copies to:
Martin J. Bienenstock
Timothy Q. Karcher
Philip Abelson
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000
August 9, 2010

(Date of Event which Requires Filing of this Statement)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No.	92839U107	Page	2	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		577,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	577,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.44%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	3	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,212,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,212,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,212,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.93%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	4	of	47 Pages

1	NAMES OF REPORTING PERSONS M.H. Davidson & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,945

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		103,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	103,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.08%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	5	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner International, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,351,350

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,351,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,351,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	6	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Distressed Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,644,952

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,644,952

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,644,952

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	7	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Distressed Opportunities International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,503

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,659,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,659,503

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.35%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	8	of	47 Pages

1	NAMES OF REPORTING PERSONS MHD Management Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		577,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	577,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.44%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	9	of	47 Pages

1	NAMES OF REPORTING PERSONS MHD Management Co. GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		577,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		577,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	577,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.44%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	10	of	47 Pages

1	NAMES OF REPORTING PERSONS M.H. Davidson & Co. GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,945

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		103,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	103,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.08%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	11	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Advisers Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,212,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,212,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,212,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.93%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	12	of	47 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner International Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,351,350

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,351,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,351,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	13	of	47 Pages

1	NAMES OF REPORTING PERSONS DK Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,644,952

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,644,952

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,644,952

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	14	of	47 Pages

1	NAMES OF REPORTING PERSONS DK Management Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,503

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,659,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,659,503

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.35%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	15	of	47 Pages

1	NAMES OF REPORTING PERSONS DK Stillwater GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,503

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,659,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,659,503

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.35%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	16	of	47 Pages

1	NAMES OF REPORTING PERSONS Thomas L. Kempner, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	17	of	47 Pages

1	NAMES OF REPORTING PERSONS Stephen M. Dowicz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	18	of	47 Pages

1	NAMES OF REPORTING PERSONS Scott E. Davidson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	19	of	47 Pages

1	NAMES OF REPORTING PERSONS Timothy I. Levart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America and the United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	20	of	47 Pages

1	NAMES OF REPORTING PERSONS Robert J. Brivio, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	21	of	47 Pages

1	NAMES OF REPORTING PERSONS Eric P. Epstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	22	of	47 Pages

1	NAMES OF REPORTING PERSONS Anthony A. Yoseloff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	23	of	47 Pages

1	NAMES OF REPORTING PERSONS Avram Z. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	24	of	47 Pages

1	NAMES OF REPORTING PERSONS Conor Bastable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,550,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,550,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.87%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	25	of	47 Pages

1	NAMES OF REPORTING PERSONS Brigade Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,350,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,350,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.57%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	26	of	47 Pages

1	NAMES OF REPORTING PERSONS Brigade Leveraged Capital Structures Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,350,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,350,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.57%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	27	of	47 Pages

1	NAMES OF REPORTING PERSONS Donald E. Morgan, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,350,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,350,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.57%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	28	of	47 Pages

1	NAMES OF REPORTING PERSONS Plainfield Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,012,375

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,012,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,012,375

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.55%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	29	of	47 Pages

1	NAMES OF REPORTING PERSONS Plainfield OC Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,625

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		225,625

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	225,625

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.17%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	30	of	47 Pages

CUSIP No.	92839U107	Page	31	of	47 Pages

1	NAMES OF REPORTING PERSONS Plainfield Special Situations Master Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,786,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,786,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,786,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.37%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	32	of	47 Pages

1	NAMES OF REPORTING PERSONS Max Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO and PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,012,375

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,626

WITH	10	SHARED DISPOSITIVE POWER

		2,012,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,015,001

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.55%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 130,245,880 shares of Common Stock outstanding as of July 30, 2010, as reported by Visteon Corporation in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No.	92839U107	Page	33	of	47 Pages

     This Amendment No. 5 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission on March 9, 2010 (the “Schedule 13D”) and as amended by Amendment No. 1 on March 25, 2010, Amendment No. 2 on May 5, 2010, Amendment No. 3 on May 27, 2010, and Amendment No. 4 on July 19, 2010 relating to the shares of Common Stock, $1.00 par value, of Visteon Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     This Schedule 13D is filed by the following Reporting Persons:
     (a) Davidson Kempner Partners, a New York limited partnership (“DKP”), (ii) Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”), (iii) M.H. Davidson & Co., a New York limited partnership (“CO”), (iv) M.H. Davidson & Co. GP, L.L.C., a New York limited Liability Company (“CO GP”), (v) Davidson Kempner International, Ltd., a British Virgin Islands corporation (“DKIL”), (vi) Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership (“DKDOF”), (vii) Davidson Kempner Distressed Opportunities International Ltd., an exempted Cayman Islands corporation (“DKDOI”), (viii) MHD Management Co., a New York limited partnership (“MHD”), (ix) MHD Management Co. GP, L.L.C., a Delaware limited liability company (“MHD GP”), (x) Davidson Kempner Advisers Inc., a New York corporation (“DKAI”), (xi) Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company (“DKIA”), (xii) DK Group LLC, a Delaware limited liability company (“DKG”), (xiii) DK Management Partners LP, a Delaware limited partnership (“DKMP”), (xiv) DK Stillwater GP LLC, a Delaware limited liability company (“DKS”), (xv) Thomas J. Kempner, Jr., an individual, (xvi) Stephen M. Dowicz, an individual, (xvii) Scott E. Davidson, an individual, (xviii) Timothy I. Levart, (xix) Robert J. Brivio, Jr., an individual, (xx) Eric P. Epstein, an individual, (xxi) Anthony A. Yoseloff, an individual, (xxii) Avram Z. Friedman, an individual and (xxiii) Conor Bastable, an individual, (Messrs. Kempner, Dowicz, Davidson, Levart, Brivio, Epstein, Yoseloff, Friedman and Bastable collectively, the “Principals”) (together, the “Davidson Kempner Filing Persons”); and;
     (b) Brigade Capital Management, LLC, a Delaware limited liability company (“Brigade Capital”), (ii) Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade Fund”), and (iii) Donald E. Morgan, III, an individual (together the “Brigade Filing Persons”); and
     (c) Plainfield Asset Management LLC, a Delaware limited liability company (“PAM”), (ii) Plainfield Special Situations Master Fund II Limited, a Cayman Islands exempted company (“PSSMF2”), (iii) Plainfield OC

CUSIP No.	92839U107	Page	34	of	47 Pages
Master Fund Limited, a Cayman Islands exempted company (“POCMF”), and (iv) Max Holmes, an individual (together, the “Plainfield Filing Persons”).
Davidson Kempner Filing Persons
     The principal business address of the Davidson Kempner Filing Persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, N.Y. 10022.
     The Principals are, the sole limited partners of DKMP, the sole managing members of CO GP, MHD GP, DKIA and DKG, and the sole stockholders and Principals of DKAI, and their principal businesses are to invest for funds and accounts under their management. Messrs. Thomas L. Kempner, Jr. and Timothy I. Levart are also the managing members of DKS. CO GP is the general partner of CO. MHD GP is the general partner of MHD, which in turn is the general partner of DKP. DKG is the general partner of DKDOF. DKMP is the investment manager of DKDOI. DKS is the general partner of DKMP. DKAI is the general partner of DKIP and is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”). DKIA is the investment manager of DKIL. Thomas L. Kempner, Jr. is a director of DKIL and DKDOI. Certain information required by this Item 2 concerning the executive officers, directors and managers of the Davidson Kempner Filing Persons is set forth in Appendix A, attached hereto, which is incorporated herein by reference.
     None of the Davidson Kempner Filing Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Davidson Kempner Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Messrs. Thomas J. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Robert J. Brivio, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman and Conor Bastable are citizens of the United States. Mr. Timothy I. Levart is a citizen of the United States and the United Kingdom.
Brigade Filing Persons
     The principal business address of Brigade Capital is 339 Park Avenue, 16th Floor, New York, New York 10022. The principal business address of Brigade Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of Donald E. Morgan, III is 399 Park Avenue, 16th Floor, New York, New York 10022.
     Brigade Capital, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, furnishes investment advice on a discretionary basis to its clients and invests funds and accounts under management. Brigade Capital is the investment manager of Brigade Fund. Donald E. Morgan, III is the managing member of Brigade Capital and a director of Brigade Fund. Certain information required by this Item 2 concerning the executive officers, directors and managers of the Brigade Filing Persons is set forth in Appendix A, attached hereto, which is incorporated herein by reference.
     None of the Brigade Filing Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

CUSIP No.	92839U107	Page	35	of	47 Pages
subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Brigade Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Mr. Morgan is a citizen of the United States.
Plainfield Filing Persons
     The principal business address of the Plainfield Filings Persons is 333 Ludlow Street, Stamford, Connecticut 06902.
     The principal business activity of PAM is to serve as a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended. The principal activity of POCMF and PSSMF2 is to invest and trade in a wide variety of securities and financial instruments. PAM is the investment manager of POCMF and PSSMF2. Mr. Holmes is the managing member and chief investment officer of PAM. Certain information required by this Item 2 concerning the executive officers, directors and managers of the Plainfield Filing Persons is set forth in Appendix A, attached hereto, which is incorporated herein by reference.
     None of the Plainfield Filing Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Plainfield Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Mr. Holmes is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated solely as pertains to the Plainfield Filings Persons as follows:
Plainfield Filing Persons
     The funds for the purchase of the Shares beneficially owned by the Plainfield Filing Persons (other than the 2,626 Shares for which Max Holmes has sole voting and sole dispositive power) were delivered from the respective working capital of POCMF and PSSMF2. The funds with respect to the 2,626 Shares for which Max Holmes has sole voting and sole dispositive power, are the personal funds of Max Holmes. No borrowed funds were used to purchase the Shares held by the Plainfield Filing Persons, other than borrowed funds used for working capital purposes in the ordinary course of business, including, in certain cases, through borrowings from margin accounts.

CUSIP No.	92839U107	Page	36	of	47 Pages
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:
     On August 9, 2010, the Ad Hoc Committee entered into a third amendment to an equity commitment agreement (the “Amended Equity Commitment Agreement”) with the Issuer and certain investors (the “Investors”). The original equity commitment agreement between the Investors and the Issuer provided, among other things, for the purchase by the Investors of shares of the common stock of the reorganized Issuer through a direct purchase commitment. Pursuant to the Amended Equity Commitment Agreement (and subject to the terms and conditions therein), the Ad Hoc Committee has agreed to, among other things, support and vote in favor of the Issuer’s chapter 11 plan (the “Plan”) and withdraw its legal challenge to the Plan in exchange for the right to participate in the direct purchase commitment for 144,456 shares of the reorganized Issuer at a per share purchase price of $27.69 and the payment by the Issuer, on the date of the Issuer’s exit from bankruptcy, of up to $4.25 million of certain costs and expenses of the members of the Ad Hoc Committee and their respective advisors. Under certain circumstances, pursuant to the Amended Equity Commitment Agreement, the members of the Ad Hoc Committee can later withdraw their support for, and object to, the Plan, including the reinitiation of discovery. The above discussion of the Amended Equity Commitment Agreement is qualified in its entirety by reference to the text of the Amended Equity Commitment Agreement, a copy of which is filed with this Amendment No. 5 as Exhibit 99.7 to the Schedule 13D and is incorporated by reference herein.
     Upon entering into the Amended Equity Commitment Agreement, the Reporting Persons and the Investors may be deemed to have formed a “group” pursuant to Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims membership in a group with any of the Investors or other participants in the Ad Hoc Committee, and disclaims beneficial ownership of any Shares held by such other persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the Investors or other members of the Ad Hoc Committee for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     The aggregate number of Shares to which this Schedule 13D relates is 16,915,001, representing 12.99% of the 130,245,880 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010.
Davidson Kempner Filing Persons
     (a) – (b) The information set forth in Rows 7 through 13 of the cover page hereto for the Davidson Kempner Filing Persons is incorporated herein by reference.
     (c) Information with respect to all transactions in the Shares which were effected during the past 60 days by each of the Davidson Kempner Filing Persons is set forth on Appendix B hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.
     (d) No other person is known to the Davidson Kempner Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Brigade Filing Persons
     (a) – (b) The information set forth in Rows 7 through 13 of the cover page hereto for the Brigade Filing Persons is incorporated herein by reference.
     (c) Information with respect to all transactions in the Shares which were effected during the past 60 days by each of the Brigade Filing Persons is set forth on Appendix B hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.
     (d) No other person is known to the Brigade Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Plainfield Filing Persons

CUSIP No.	92839U107	Page	37	of	47 Pages
     (a) – (b) The information set forth in Rows 7 through 13 of the cover page hereto for the Plainfield Filing Persons is incorporated herein by reference.
     (c) Information with respect to all transactions in the Shares which were effected during the past 60 days by each of the Plainfield Filing Persons and officers and directors is set forth on Appendix B hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.
     (d) No other person is known to the Plainfield Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
     Appendix A: Information Regarding Instruction C Persons.
     Appendix B: Transactions Effected During the Past 60 Days.
     Exhibit 99.7: Third Amendment to Equity Commitment Agreement, dated as of August 9, 2010, by and among Visteon, certain investors and certain additional purchasers.

CUSIP No.	92839U107	Page	38	of	47 Pages
Signature
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
August 12, 2010

DAVIDSON KEMPNER PARTNERS
By:	MHD Management Co.,
its General Partner

By:	MHD Management Co. GP, L.L.C.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.
By:	Davidson Kempner Advisers Inc.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	President

M.H. DAVIDSON & CO.
By:	M.H. Davidson & Co. GP, L.L.C.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

M.H. DAVIDSON & CO. GP, L.L.C.
By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

CUSIP No.	92839U107	Page	39	of	47 Pages

DAVIDSON KEMPNER INTERNATIONAL, LTD.
By:	Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

MHD MANAGEMENT CO.
By:	MHD Management Co. GP, L.L.C.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

MHD MANAGEMENT CO. GP, L.L.C.
By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

DAVIDSON KEMPNER ADVISERS INC.
By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	President

DAVIDSON KEMPNER INTERNATIONAL ADVISORS, L.L.C.
By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

CUSIP No.	92839U107	Page	40	of	47 Pages

DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP
By:	DK Group LLC,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES INTERNATIONAL LTD.
By:	DK Management Partners LP,
its Investment Manager

By:	DK Stillwater GP LLC,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

DK GROUP LLC
By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

DK MANAGEMENT PARTNERS LP
By:	DK Stillwater GP LLC,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
	Name:	Thomas L. Kempner, Jr.
	Title:	Executive Managing Member

CUSIP No.	92839U107	Page	41	of	47 Pages

DK STILLWATER GP LLC
By:	/s/ Thomas L. Kempner, Jr.
Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

THOMAS L. KEMPNER, JR.
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.

STEPHEN M. DOWICZ
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

SCOTT E. DAVIDSON
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

TIMOTHY I. LEVART
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

ROBERT J. BRIVIO, JR.
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

ERIC P. EPSTEIN
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

ANTHONY A. YOSELOFF
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

AVRAM Z. FRIEDMAN
/s/ Thomas L. Kempner, Jr
Thomas L. Kempner, Jr.
Attorney-in-Fact*

CONOR BASTABLE
/s/ Thomas L. Kempner, Jr.
Thomas L. Kempner, Jr.
Attorney-in-Fact*

CUSIP No.	92839U107	Page	42	of	47 Pages

BRIGADE CAPITAL MANAGEMENT, LLC

By: Name:	/s/ Donald E. Morgan, III Donald E. Morgan, III
Title:	Managing Member

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

By: Brigade Capital Management, LLC,
its Investment Manager

By: Name:	/s/ Donald E. Morgan, III Donald E. Morgan, III
Title:	Managing Member

/s/ Donald E. Morgan, III

Donald E. Morgan, III

PLAINFIELD ASSET MANAGEMENT LLC

By: Name:	/s/ Thomas X. Fritsch Thomas X. Fritsch
Title:	Partner and General Counsel

PLAINFIELD OC MASTER FUND LIMITED

By: Name:	/s/ Thomas X. Fritsch Thomas X. Fritsch
Title:	Authorized Individual

CUSIP No.	92839U107	Page	43	of	47 Pages

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

By: Name:	/s/ Thomas X. Fritsch Thomas X. Fritsch
Title:	Authorized Individual

MAX HOLMES

/s/ Thomas X. Fritsch

Thomas X. Fritsch
Attorney-in-Fact**

*	Duly authorized pursuant to the Power of Attorney, dated May 7, 2010, by and on behalf of Stephen M. Dowicz, Scott E. Davidson, Timothy I. Levart, Robert J. Brivio, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman and Conor Bastable, appointing Thomas L. Kempner, Jr. as their attorney-in-fact, which Power of Attorney was attached as Exhibit 24 to the Form 3 filed with the SEC by the Davidson Kempner Filings Persons with respect to the securities of the Issuer on May 10, 2010 as is incorporated by reference herein.
**	Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed with the SEC by Plainfield Asset Management LLC and Plainfield Special Situations Master Fund Limited with respect to the equity securities of Riviera Holdings Corporation on February 2, 2007 and is incorporated by reference herein.

CUSIP No.	92839U107	Page	44	of	47 Pages
APPENDIX A
INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND DIRECTORS
The following sets forth as to each of the executive officers and directors of the undersigned: his or her name; his or her business address; his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the Reporting Persons, during the last five years, none of the persons listed this Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2 of this Schedule 13D.
DAVIDSON KEMPNER FILING PERSONS
Davidson Kempner International, Ltd.
Directors:

Michelle Wilson-Clarke	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited
Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Cayman Islands

Scott Lennon	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited
Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Canada
Davidson Kempner Distressed
Opportunities International Ltd.
Directors:

Michelle Wilson-Clarke	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited
Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Cayman Islands

Scott Lennon	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited

CUSIP No.	92839U107	Page	45	of	47 Pages

Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Canada
BRIGADE FILING PERSONS
Each individual identified below is a citizen of the Cayman Islands.
Brigade Fund
Directors:

Vijayabalan Muruguesu	Managing Director at Ogier Fiduciary Services (Cayman) Limited)
89 Nexus Way
Camana Bay
Grand Cayman
Cayman Islands KY1-9007

Scott Dakers	Associate Director at Ogier Fiduciary Services (Cayman) Limited)
89 Nexus Way
Camana Bay
Grand Cayman
Cayman Islands KY1-9007
PLAINFIELD FILING PERSONS
The principal employer of Mr. Holmes is PAM, the principal employer of Messrs. Mattison, Bree and Hanson is DMS Management and the principal employer of Mr. Williams is Pacific Alternative Asset Management Company, LLC. Messrs. Holmes, Bree and Williams are citizens of the United States. Mr. Mattison is a citizen of Canada and Mr. Hanson is a citizen of the Cayman Islands.
Plainfield Special Situations Master Fund II
Limited
Directors:

Max Holmes	333 Ludlow Street
Stamford, CT 06902

Gordon Mattison	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands

David Bree	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106

CUSIP No.	92839U107	Page	46	of	47 Pages

Grand Cayman KY1-1205
Cayman Islands
Plainfield OC Master Fund Limited
Directors:

Max Holmes	333 Ludlow Street,
Stamford, CT 06902

David Bree	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands

Kevin Williams	c/o Pacific Alternative Asset Management Company, LLC
19450 Jamboree Road Suite 400
Irvine, CA 92612

CUSIP No.	92839U107	Page	47	of	47 Pages
APPENDIX B
TRANSACTIONS IN THE SHARES EFFECTED BY THE
REPORTING PERSONS DURING THE PAST SIXTY DAYS
(UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
THE OPEN MARKET)
PLAINFIELD LIQUID STRATEGIES MASTER FUND LIMITED

Date of Trade	Shares Purchased (Sold)	Price per Share

07/29/10	45,125	$0.00	*

*	On July 29, 2010 Plainfield Liquid Strategies Master Fund Limited distributed the 45,125 Shares in its possession to its shareholders as an in-kind distribution on a pro rata basis (the “Distribution”). In connection with the Distribution, Max Holmes, as a shareholder of Plainfield Liquid Strategies Master Fund Limited, received 2,626 Shares.